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                                 Growtex Inc.
                        1177 West Hastings, Suite 2110
                  Vancouver, British Columbia V6E 2K3, CANADA
                                (604) 687-2199



                               February 10, 2000



Mr. H. Roger Schwall
Mr. John Penn
Securities and Exchange Commission
Mailstop 4-5
Washington, D.C.  20549-0404

     Re:  Growtex Inc. Form S-1; Commission File No.: 333-82633

Ladies and Gentlemen:

     The undersigned, Growtex Inc., a Nevada corporation (the "Registrant"), hereby applies to withdraw the Registration Statement on Form S-1 (SEC Reg. No. 333-82633), as originally filed with the Securities and Exchange Commission (the "Commission") on July 9, 1999, as subsequently amended (the "Registration Statement"). We will also withdraw our Request for Confidential Treatment filed with the Office of the Secretary.

     The reason for the Registrant's application of withdrawal is that the distribution license which is Registrant's primary asset and upon which it bases its business plan is the subject of a legal dispute and Registrant's ability to implement its business plan has been seriously undermined. Registrant's distribution license was granted by Mortenson & Associates, which received its license from NW Technologies Inc. NW Technologies Inc. has abrogated Mortenson & Associates' license, which results in a material adverse effect on the value of the Registrant's equity securities.

     No offers or sales of securities were made in connection with the Registration Statement. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 of the rules and regulations promulgated under the Securities Act of 1933.

     Please do not hesitate to call me at (604) 687-2199, or Jim Vandeberg at
(206) 386-8080 if you have any questions.
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Mr. H. Roger Schwall
Mr. John Penn
February 10, 2000
Page 2



IN WITNESS WHEREOF, the undersigned hereby makes this application to withdraw the above-referenced Registration Statement, and respectfully requests that the Commission enter an order confirming and approving the same.

                                 Very truly yours,

                                 GROWTEX INC.

                                 /s/ Michael Kirsh
                                 Michael Kirsh
                                 President

VEO:vo
cc:  James L. Vandeberg